NOTICE TO SHAREHOLDERS
FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2005
MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the March 31, 2005 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These consolidated statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Mountain Province Diamonds Inc. have not performed a review of the unaudited consolidated financial statements for the three and six months ended September 30, 2005 and September 30, 2004.

Mountain Province Diamonds Inc.
Consolidated Balance Sheets (Prepared by Management)
	September 30,	March 31,
	2005	2005
	(Unaudited)	(Audited)

Assets

Current
Cash and cash equivalents	$738,886	$1,001,104
Accounts receivable	55,513	26,324
Marketable securities	71,392	71,392
Advances and prepaid expenses	27,902	36,879

	893,693	1,135,699

Long-term investment	1,400,000	2,480,000
Mineral properties	1,552,553	1,552,553
Deferred exploration costs (Note 4)	30,925,829	30,865,670
Equipment (Note 2)	3,685	4,235
	$34,775,760	$36,038,157

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities	$71,070	$94,976

Shareholders' equity
Share capital (Note 3(b))	57,827,707	57,607,786
Contributed surplus (Note 5)	249,104	257,925
Deficit	(23,372,121)	(21,922,530)

	34,704,690	35,943,181

	$34,775,760	$36,038,157

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Mountain Province Diamonds Inc.
Consolidated Statements of Operations and Deficit (Prepared by Management)
(Unaudited)
	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Expenses
Annual meeting	$43,731	$43,406	$43,731	$43,406
Capital taxes reversal	(5,307)	-	(5,307)	-
Amortization	225	714	550	1,426
Consulting Fees	54,906	35,922	85,254	68,212
Directors' fees and honorarium	-	2,100	-	2,700
Interest and bank charges	145	318	261	627
Office and miscellaneous	5,223	2,769	51,405	58,690
Professional fees	85,657	92,000	86,941	132,666
Promotion and investor relations	16,271	2,195	31,320	2,506
Regulatory and filing fees	30,474	10,699	30,474	10,699
Rent	4,562	4,515	9,871	9,385
Salaries and benefits	5,267	3,984	9,456	7,912
Transfer agent and shareholder
information	12,931	232	17,327	6,579
Travel	2,604	6,048	14,243	15,669

Net loss for the period before the
undernoted	(256,689)	(204,902)	(375,526)	(360,477)
Interest income (expense)	(361)	283	666	805
Gain/(loss) on foreign exchange	5,269	-	5,269	(120)
Gain on disposition of mineral
properties	-	39,000	-	39,000
Write-down of long-term investment	(1,080,000)	-	(1,080,000)	-

Net loss for the period	(1,331,781)	(165,619)	(1,449,591)	(320,792)

Deficit, beginning of period	(22,040,340)	(23,534,047)	(21,922,530)	(23,378,874)

Deficit, end of period	$(23,372,121)	$(23,699,666)	$(23,372,121)	$(23,699,666)

Loss per common share (Note 8)	$0.03	$0.00	$0.03	$0.01

Weighted average number of
common shares outstanding	52,731,313	53,744,046	52,673,340	53,744,046

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Mountain Province Diamonds Inc.
Consolidated Statements of Cash Flows (Prepared by Management)
(Unaudited)
	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Cash flows provided by (used in the
following activities)

Operating activities
Net loss for the period	$(1,331,781)	$(165,619)	$(1,449,591)	$(320,792)
Items not requiring an outlay of cash
Amortization	225	714	550	1,426
Write-down of long-term
investment	1,080,000	-	1,080,000	-
Gain on disposition of mineral
properties	-	(39,000)	-	(39,000)
Changes in non-cash items
Accounts receivable	(24,855)	6,704	(29,189)	830
Advances and prepaid expenses	15,477	(1,427)	8,977	(682)
Accounts payable and accrued
liabilities	20,353	16,779	(23,906)	(73,552)

	(240,581)	(181,849)	(413,159)	(431,770)

Investing activities
Mineral properties	-	(5,639)	-	(5,639)
Deferred exploration costs	(40,204)	-	(60,159)	-

	(40,204)	(5,639)	(60,159)	(5,639)

Financing activities
Shares issued for cash	173,600	162,500	211,100	255,502

Change in cash and cash equivalents
during the period	(107,185)	(24,988)	(262,218)	(181,907)
Cash and cash equivalents,
beginning of the period	846,071	757,575	1,001,104	914,494

Cash and cash equivalents,
end of the period	$738,886	$732,587	$738,886	$732,587

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Mountain Province Diamonds Inc.
Notes to the Consolidated Financial Statements (Prepared by Management)
For the Three and Six Months ended September 30, 2005
(Unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, Mountain Province Mining Inc. changed its name to Mountain Province Diamonds Inc. (the "Company" or "Mountain").

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended September 30, 2005 may not be necessarily indicative of the results that may be expected for the year ending March 31, 2006.

The consolidated balance sheet at March 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended March 31, 2005. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended March 31, 2005.

Comparative figures for the September 30, 2004 unaudited consolidated financial statements have been reclassified to conform with the presentation of the September 30, 2005 unaudited consolidated financial statements.

2.	EQUIPMENT
				September 30,	March 31,
		Cost	Amortization	2005	2005
				(Unaudited)	(Audited)

Furniture		$11,088	$(9,280)	$1,808	$2,009
Equipment		4,065	(4,065)	-	17
Computers		14,584	(12,707)	1,877	2,209

		$29,737	$(26,052)	$3,685	$4,235
Mountain Province Diamonds Inc.
Notes to the Consolidated Financial Statements (Prepared by Management)
For the Three and Six Months ended September 30, 2005
(Unaudited)

3.	SHARE CAPITAL
(a)	Authorized
	Unlimited number of common shares without par value

(b)	Issued
		Number of
	Common shares	Shares	Amount

	Balance, March 31, 2005 (Audited)	52,610,847	$57,607,786
	Exercise of stock options - cash	160,000	211,100
	Black-Scholes valuation on exercise of stock options	-	8,821

	Balance, September 30, 2005 (Unaudited)	52,770,847	$57,827,707
4.			DEFERRED EXPLORATION COSTS
	March 31,		September 30,
	2005	Additions	2005
	(Audited)		(Unaudited)

Gahcho Kue Project (1)	$30,865,670	$60,159	$30,925,829

(1) Refer to Supplement I of the September 30, 2005 unaudited consolidated financial statements for a breakdown of material costs. For a description of this property, refer to Note 5 of the audited consolidated financial statements for the year ended March 31, 2005.

5.	STOCK OPTIONS

The following table reflects the continuity of stock options during the period:
			Weighted
			Average
		Stock	Exercise
		Options	Price

Balance, March 31, 2005 (Audited)		1,325,000	$1.48
Exercised		(160,000)	1.32

Balance, September 30, 2005 (Unaudited)		1,165,000	$1.48

Mountain Province Diamonds Inc.
Notes to the Consolidated Financial Statements (Prepared by Management)
For the Three and Six Months ended September 30, 2005
(Unaudited)

5.	STOCK OPTIONS (Continued)

As at September 30, 2005, the Company had the following stock options outstanding:

Date of	Black-Scholes	Number of	Exercise
Grant	Value ($)	Options	Price ($)	Date

May 11, 2001	-	350,000	1.25	May 11, 2006
May 11, 2001	-	500,000	1.50	May 11, 2006
December 21, 2001	-	50,000	0.67	December 21, 2006
October 21, 2002	35,285	40,000	1.36	October 21, 2007
March 21, 2003	24,419	25,000	2.06	March 21, 2008
October 1, 2004	189,400	200,000	1.96	October 1, 2009

	249,104	1,165,000

6.        RELATED PARTY TRANSACTIONS

(a) Included in consulting fees during the six months ended September 30, 2005 was $58,317 (2004-$60,518) paid to a director of the Company and $nil (2004-$4,050) paid to the Chairman of the Board.

(b) Included in professional fees during the six months ended September 30, 2005 was $18,000 (2004-$18,000) paid to a company owned by a director of the Company to provide corporate secretarial and accounting services.

(c) All parties in Note 6(a) and Note 6(b) were paid for out of pocket expenses which occurred in the normal course of business.

7.         INCOME TAXES

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited consolidated March 31, 2005 financial statements. The benefits of these losses and the estimated loss for the period are not recognized in these consolidated unaudited interim financial statements.

8.        LOSS PER SHARE (LPS)

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of stock options, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for stock options. The effect of potential issuances of shares under stock options would be anti-dilutive, and accordingly basic and diluted LPS are the same.

Mountain Province Diamonds Inc.
Notes to the Consolidated Financial Statements (Prepared by Management)
For the Three and Six Months ended September 30, 2005
(Unaudited)

9.         SUBSEQUENT EVENT

On October 21, 2005, 10,000 stock options at $1.25 and 10,000 stock options at $1.50 were exercised for gross cash proceeds of $27,500. On November 2, 2005, a further 10,000 stock options at $1.50 were exercised for gross cash proceeds of $15,000. As a result, the Company has raised $42,500 in cash subsequent to September 30, 2005 from the exercise of stock options.

As of November 2, 2005, the Company had 52,800,847 common shares and 1,135,000 stock options outstanding.

10.        RECONCILIATION TO UNITED STATES GAAP

The effect of the differences between generally accepted accounting principles in Canada ("Canadian GAAP") and US GAAP (including practices prescribed by the US Securities and Exchange Commission) are included in the tables below:

(i) Total assets, under Canadian GAAP, at September 30, 2005	$34,775,760

Adjustment for mineral property acquisition and deferred exploration costs	(32,478,382)

Adjustment for change in fair value of available for sale marketable securities	53,270

Total assets, under US GAAP, at September 30, 2005	$2,350,648

(ii) Share capital
Share capital, under Canadian GAAP	$57,827,707

Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard (Note 10(b) of the audited March 31,
2005 consolidated financial statements) and transferred to share
capital	(20,314)

Adjustment for fair value of employee and director options exercised
prior to adoption of new accounting standard and transferred to share capital	(8,821)

Total share capital, under US GAAP, at September 30, 2005	$57,798,572

(iii) Accumulated other comprehensive income for US GAAP purposes:

Adjustment for change in fair value of available for sale
marketable securities	$53,270

Mountain Province Diamonds Inc.
Notes to the Consolidated Financial Statements (Prepared by Management)
For the Three and Six Months ended September 30, 2005
(Unaudited)

10. RECONCILIATION TO UNITED STATES GAAP (Continued)
(iv) Contributed surplus:

Contributed surplus, under Canadian GAAP, at September 30, 2005	$249,104

Adjustment for issuance of employee stock options (Note 10(b)
of the audited March 31, 2005 consolidated financial statements)	(189,400)

Adjustment on adoption of new accounting standard for stock-based compensation (Note 10(b) of the audited March 31, 2005 consolidated
financial statements)	(74,900)

Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard (Note 10(b) of the audited March 31,
2005 consolidated financial statements) and transferred to share
capital	20,314

Adjustment for fair value of employee and director options exercised prior
to adoption of new accounting standard and transferred to share capital	8,821

Adjustment for stock-based compensation (Note 10(b) of the audited
March 31, 2005 consolidated financial statements)	1,704,000

Contributed surplus, under US GAAP, at September 30, 2005	$1,717,939

(v) Deficit:

Deficit, under Canadian GAAP, at September 30, 2005	$(23,372,121)

Adjustment for mineral property acquisition costs and deferred exploration	(32,478,382)
Issuance of stock options (Note 10(b) of the audited March 31, 2005
consolidated financial statements)	189,400

Adjustment on adoption of new accounting standard for stock-based compensation (Note 10(b) of the audited March 31, 2005 consolidated
financial statements)	74,900

Adjustment for stock-based compensation (Note 10(b) of the audited
March 31, 2005 consolidated financial statements)	(1,704,000)

Deficit, under US GAAP, at September 30, 2005	$(57,290,203)

Mountain Province Diamonds Inc.
Supplement I to the Consolidated Financial Statements
For the Three and Six Months ended September 30, 2005
(Prepared by Management - Unaudited)

DEFERRED COST ACTIVITY BREAKDOWN

Gahcho Kue Project
	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Activity during the period
Due diligence costs	$40,204	$-	$60,159	$-